Exhibit 99.1

36Kr Holdings Inc. Reports First Quarter 2023 Unaudited Financial Results

BEIJING, June 6, 2023 / PRNEWSWIRE / - 36Kr Holdings Inc. (“36Kr” or the “Company” or “We”) (NASDAQ: KRKR), a prominent brand and a pioneering platform dedicated to serving New Economy participants in China, today announced its unaudited financial results for the first quarter ended March 31, 2023.

First Quarter 2023 Highlights

●	Number of followers[1] as of March 31, 2023 reached 29.3 million, an increase of 21.6% from 24.1 million as of March 31, 2022.

●	Total revenues increased by 11.9% to RMB55.5 million (US$8.1 million) in the first quarter of 2023, from RMB49.6 million in the same period of 2022.

●	Revenues from online advertising services increased by 11.4% to RMB41.9 million (US$6.1 million) in the first quarter of 2023, from RMB37.6 million in the same period of 2022.

●	Revenues from enterprise value-added services increased by 7.3% to RMB10.0 million (US$1.5 million) in the first quarter of 2023, from RMB9.3 million in the same period of 2022.

●	Revenues from subscription services increased by 35.7% to RMB3.6 million (US$0.5 million) in the first quarter of 2023, compared to RMB2.7 million in the same period of 2022.

1 “Number of followers” refers to the aggregate number of followers across the official accounts we own and/or operate on various social media and online platforms, including but not limited to Weixin, Weibo, Zhihu, Toutiao, Xinhua Net, Douyin and Bilibili.

Selected Operating Data

	For the Three Months Ended March 31,
	2022	2023
Online advertising services
Number of online advertising services end customers	135	147
Average revenue per online advertising services end customer (RMB’000)[2]	278.5	284.9

Enterprise value-added services
Number of enterprise value-added services end customers	35	38
Average revenue per enterprise value-added services end customer (RMB’000)[3]	266.8	263.6

Subscription services
Number of individual subscribers	220	39
Average revenue per individual subscriber (RMB)[4]	92.5	14,864.4

Number of institutional investors	88	98
Average revenue per institutional investor (RMB’000)[5]	30.1	31.1

Mr. Dagang Feng, Co-chairman and CEO of 36Kr, commented, “We kicked off the year with stellar first quarter results as we returned to robust growth trajectory, delivering double-digit top-line growth year-over-year. The strong financial results speak to our high-quality content, compelling product offerings, and immense technological capabilities. Our user engagement metrics also continued to improve, with the number of our followers exceeding 29 million as of the end of first quarter of 2023, up 22% year-over-year. In addition, we continued to adopt cutting-edge technologies including generative AI across our content ecosystem and product matrix, facilitating higher efficiency in our operations. Particularly, our new application-level product, 36Kr Enterprise Service Review platform, achieved rapid growth across multiple operating metrics as we upgraded its various functionalities. Looking ahead, we will focus on core business development, amplifying our content advantages and driving product innovation as we seek to create greater growth potential and enterprise value.”

Ms. Lin Wei, Chief Financial Officer of 36Kr, added, “We achieved upbeat financial results in the first quarter of 2023, with total revenues reaching RMB55.5 million, an increase of 12% from a year ago and all three major business segments realizing year-over-year growth. Notably, our advertising revenue grew strongly by 11% year-over-year to RMB41.9 million, underscoring the increasing customer recognition of our content strength and proactive marketing solutions. As the pandemic receded, our enterprise value-added services and subscription services also recorded solid revenue growth of 7% and 36% year-over-year, respectively, as we continued to optimize our product and service offerings. Moving forward through 2023, we will continue to cultivate our unique New Economy service platform, capturing new opportunities arising from AI technology development and applications, to drive sustainable long-term growth.”

2 Equals revenues generated from online advertising services for a period divided by the number of online advertising services end customers in the same period.

3 Equals revenues generated from enterprise value-added services for a period divided by the number of enterprise value-added services end customers in the same period.

4 Equals revenues generated from individual subscription services for a period divided by the number of individual subscribers in the same period.

5 Equals revenues generated from institutional investor subscription services for a period divided by the number of institutional investors in the same period.

First Quarter 2023 Financial Results

Total revenues increased by 11.9% to RMB55.5 million (US$8.1 million) in the first quarter of 2023, from RMB49.6 million in the same period of 2022.

•	Online advertising services revenues increased by 11.4% to RMB41.9 million (US$6.1 million) in the first quarter of 2023, from RMB37.6 million in the same period of 2022. The increase was primarily attributable to more innovative marketing solutions as well as the gradual recovery of market demand in the first quarter of 2023.

•	Enterprise value-added services revenues increased by 7.3% to RMB10.0 million (US$1.5 million) in the first quarter of 2023, as we continuously developed various proactive enterprise-level services for our customers.

•	Subscription services revenues increased by 35.7% to RMB3.6 million (US$0.5 million) in the first quarter of 2023, compared to RMB2.7 million in the same period of 2022. The increase was primarily attributable to our continuous efforts to offer high-quality subscription products to our subscribers.

Cost of revenues was RMB32.4 million (US$4.7 million) in the first quarter of 2023, compared to RMB23.9 million in the same period of 2022. The increase was primarily attributable to higher fulfillment costs and content costs.

Gross profit was RMB23.1 million (US$3.4 million) in the first quarter of 2023, compared to RMB25.7 million in the same period of 2022. Gross profit margin was 41.6% in the first quarter of 2023, compared to 51.8% in the same period of 2022.

Operating expenses were RMB63.6 million (US$9.3 million) in the first quarter of 2023, compared to RMB33.4 million in the same period of 2022.

•	Sales and marketing expenses were RMB31.0 million (US$4.5 million) in the first quarter of 2023, an increase of 4.4% from RMB29.7 million in the same period of 2022. The increase was primarily attributable to the increase in payroll-related expenses, partially offset by the decrease in marketing related expenses.

•	General and administrative expenses were RMB17.2 million (US$2.5 million) in the first quarter of 2023, compared to RMB (10.0) million in the same period of 2022. The fluctuation was primarily attributable to the release of the allowance for credit losses of RMB32.9 million in the same period of 2022 which was mainly due to the cash collection from account receivables fully impaired in previous year, partially offset by the decrease in payroll-related expenses and share-based compensation expenses.

•	Research and development expenses were RMB15.5 million (US$2.3 million) in the first quarter of 2023, an increase of 12.3% from RMB13.8 million in the same period of 2022. The increase was primarily attributable to the increase in payroll-related expenses.

Share-based compensation expenses recognized in cost of revenues, sales and marketing expenses, research and development expenses, as well as general and administrative expenses totaled RMB1.9 million (US$0.3 million) in the first quarter of 2023, compared to RMB4.1 million in the same period of 2022.

Other income was RMB1.2 million (US$0.2 million) in the first quarter of 2023, compared to RMB40.3 million in the same period of 2022. The decrease was primarily attributable to the Company recognized approximately RMB 38.0 million of gain arising from a disposal of a subsidiary in the first quarter of 2022.

Income tax credit was RMB0.24 million (US$0.03 million) in the first quarter of 2023, compared to RMB0.01 million in the same period of 2022.

Net loss was RMB39.0 million (US$5.7 million) in the first quarter of 2023, compared to net income of RMB32.6 million in the same period of 2022. Non-GAAP adjusted net loss6 was RMB37.1 million (US$5.4 million) in the first quarter of 2023, compared to non-GAAP adjusted net income of RMB36.7 million in the same period of 2022.

Net loss attributable to 36Kr Holdings Inc.'s ordinary shareholders was RMB38.4 million (US$5.6 million) in the first quarter of 2023, compared to net income attributable to 36Kr Holdings Inc.'s ordinary shareholders of RMB33.0 million in the same period of 2022.

Basic and diluted net loss per ADS was both RMB0.923 (US$0.134) in the first quarter of 2023, compared to basic and diluted net income per ADS of RMB0.802 in the same period of 2022.

Certain Balance Sheet Items

As of March 31, 2023, the Company had cash, cash equivalents, restricted cash and short-term investments of RMB169.8 million (US$24.7 million), compared to RMB184.9 million as of December 31, 2022. The decrease was mainly attributable to payment of year-end employee bonus and benefits, as well as small-sized long-term investment in a New-Economy start-up company in the first quarter of 2023.

6 Non-GAAP adjusted income/(loss) represents net income/(loss) excluding share-based compensation expenses.

Conference Call

The Company's management will host an earnings conference call at 7:30 AM U.S. Eastern Time on June 6, 2023 (7:30 PM Beijing/Hong Kong Time on June 6, 2023).

For participants who wish to join the call by phone, please access the link provided below to complete the pre-registration and dial in 5 minutes prior to the scheduled call start time. Upon registration, each participant will receive dial-in details to join the conference call.

Event Title:	36Kr Holdings Inc. First Quarter 2023 Earnings Conference Call
Pre-registration link:	https://s1.c-conf.com/diamondpass/10031067-qw63hn.html

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at http://ir.36kr.com.

A replay of the conference call will be available for one week from the date of the conference, by dialing the following telephone numbers:

United States:	+1-855-883-1031
International:	+61-7-3107-6325
Hong Kong, China:	800-930-639
Mainland China:	400-120-9216
Replay PIN:	10031067

About 36Kr Holdings Inc.

36Kr Holdings Inc. is a prominent brand and a pioneering platform dedicated to serving New Economy participants in China with the mission of empowering New Economy participants to achieve more. The Company started its business with high-quality New Economy-focused content offerings, covering a variety of industries in China's New Economy with diverse distribution channels. Leveraging traffic brought by high-quality content, the Company has expanded its offerings to business services, including online advertising services, enterprise value-added services and subscription services to address the evolving needs of New Economy companies and upgrading needs of traditional companies. The Company is supported by comprehensive database and strong data analytics capabilities. Through diverse service offerings and the significant brand influence, the Company is well-positioned to continuously capture the high growth potentials of China's New Economy.

For more information, please visit: http://ir.36kr.com.

Use of Non-GAAP Financial Measures

In evaluating its business, the Company considers and uses two non-GAAP measures, adjusted net income/(loss) and adjusted EBITDA, as supplemental measures to review and assess its operating performance. The presentation of these two non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents these non-GAAP financial measures because they are used by the Company’s management to evaluate its operating performance and formulate business plans. The Company also believes that the use of these non-GAAP measures facilitates investors' assessment of its operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling these non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company performance. The Company encourages investors to review its financial information in its entirety and not rely on a single financial measure.

Adjusted net loss represents net loss excluding share-based compensation expenses.

Adjusted EBITDA represents adjusted net income/(loss) before interest income, interest expenses, income tax expense/(credit), depreciation of property and equipment and amortization of intangible assets.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi are made at a rate of RMB6.8676 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on of March 31, 2023.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goal and strategies; the Company’s future business development, results of operations and financial condition; relevant government policies and regulations relating to our business and industry; the Company’s expectations regarding the use of proceeds from this offering; the Company’s expectations regarding demand for, and market acceptance of, its services; the Company’s ability to maintain and enhance its brand; the Company’s ability to provide high-quality content in a timely manner to attract and retain users; the Company’s ability to retain and hire quality in-house writers and editors; the Company’s ability to maintain cooperation with third-party professional content providers; the Company’s ability to maintain relationship with third-party platforms; general economic and business condition in China; possible disruptions in commercial activities caused by natural or human-induced disasters; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

36Kr Holdings Inc.

Investor Relations

Tel: +86 (10) 5825-4188

E-mail: ir@36kr.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: 36Kr@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: 36Kr@tpg-ir.com

36Kr Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	March 31,	March 31,
	2022	2023	2023
	RMB’000	RMB’000	US$’000
Assets
Current assets:
Cash and cash equivalents	142,511	109,717	15,976
Restricted cash	100	100	15
Short-term investments	42,270	59,949	8,729
Accounts receivable, net	197,528	138,588	20,180
Receivables due from related parties	858	319	47
Prepayments and other current assets	16,159	19,053	2,774
Total current assets	399,426	327,726	47,721
Non-current assets:
Property and equipment, net	2,428	2,300	335
Intangible assets, net	1,249	1,210	176
Long-term investments	137,357	139,943	20,377
Operating lease right-of-use assets, net	30,911	26,600	3,873
Total non-current assets	171,945	170,053	24,761
Total assets	571,371	497,779	72,482

Liabilities
Current liabilities:
Accounts payable	53,465	45,141	6,573
Salary and welfare payables	52,204	28,969	4,218
Taxes payable	10,874	6,993	1,018
Deferred revenue	24,575	25,920	3,774
Amounts due to related parties	312	1,077	157
Accrued liabilities and other payables	27,606	25,636	3,733
Short-term bank loan	9,950	9,950	1,449
Operating lease liabilities	31,293	34,363	5,004
Total current liabilities	210,279	178,049	25,926
Non-current liabilities:
Operating lease liabilities	15,093	11,326	1,649
Other non-current liabilities	615	505	74
Total non-current liabilities	15,708	11,831	1,723
Total liabilities	225,987	189,880	27,649

Shareholders’ equity
Ordinary shares	694	694	101
Treasury stock	(12,010)	(12,010)	(1,749)
Additional paid-in capital	2,061,491	2,063,432	300,459
Accumulated deficit	(1,706,209)	(1,744,580)	(254,031)
Accumulated other comprehensive loss	(5,860)	(6,259)	(911)
Total 36Kr Holdings Inc.'s shareholders’ equity	338,106	301,277	43,869
Non-controlling interests	7,278	6,622	964
Total shareholders’ equity	345,384	307,899	44,833
Total liabilities and shareholders’ equity	571,371	497,779	72,482

36Kr Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

	Three Months Ended
	March 31,	March 31,	March 31,
	2022	2023	2023
	RMB’000	RMB’000	US$’000
Revenues:
Online advertising services	37,596	41,879	6,098
Enterprise value-added services	9,337	10,018	1,459
Subscription services	2,673	3,628	528
Total revenues	49,606	55,525	8,085
Cost of revenues	(23,889)	(32,401)	(4,718)
Gross profit	25,717	23,124	3,367
Operating expenses:
Sales and marketing expenses	(29,684)	(30,984)	(4,512)
General and administrative expenses	10,004	(17,193)	(2,503)
Research and development expenses	(13,769)	(15,458)	(2,251)
Total operating expenses	(33,449)	(63,635)	(9,266)
Loss from operations	(7,732)	(40,511)	(5,899)
Other income/(expenses):
Share of loss from equity method investments	(686)	(269)	(39)
Gain on disposal of a subsidiary	38,019	-	-
Short-term investment income	628	326	47
Government grant	791	480	70
Others, net	1,596	712	104
(Loss)/income before income tax	32,616	(39,262)	(5,717)
Income tax credit	5	235	34
Net (loss)/income	32,621	(39,027)	(5,683)
Net loss attributable to non-controlling interests	361	656	96
Net (loss)/income attributable to 36Kr Holdings Inc.’s ordinary shareholders	32,982	(38,371)	(5,587)

Net (loss)/income	32,621	(39,027)	(5,683)
Other comprehensive loss
Foreign currency translation adjustments	(167)	(399)	(58)
Total other comprehensive loss	(167)	(399)	(58)
Total comprehensive (loss)/income	32,454	(39,426)	(5,741)
Net loss attributable to non-controlling interests	361	656	96
Comprehensive (loss)/income attributable to 36Kr Holdings Inc.’s ordinary shareholders	32,815	(38,770)	(5,645)
Net (loss)/income per ordinary share (RMB)
Basic	0.032	(0.037)	(0.005)
Diluted	0.032	(0.037)	(0.005)
Net (loss)/income per ADS (RMB)
Basic	0.802	(0.923)	(0.134)
Diluted	0.802	(0.923)	(0.134)
Weighted average number of ordinary shares used in per share calculation
Basic	1,028,586,020	1,039,154,575	1,039,154,575
Diluted	1,028,586,020	1,039,154,575	1,039,154,575
Weighted average number of ADS used in per ADS calculation
Basic	41,143,441	41,566,183	41,566,183
Diluted	41,143,441	41,566,183	41,566,183

36Kr Holdings Inc.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

	Three Months Ended
	March 31,	March 31,	March 31,
	2022	2023	2023
	RMB’000	RMB’000	US$’000
Net (loss)/income	32,621	(39,027)	(5,683)
Share-based compensation expenses	4,112	1,941	283
Non-GAAP adjusted net (loss)/income	36,733	(37,086)	(5,400)
Interest income, net	(133)	(364)	(53)
Income tax credit	(5)	(235)	(34)
Depreciation and amortization expenses	473	350	51
Non-GAAP adjusted EBITDA	37,068	(37,335)	(5,436)